                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                               AMENDMENT NO. 7 TO
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         WESTPORT RESOURCES CORPORATION
                          (f/k/a BELCO OIL & GAS CORP.)

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)


               961418100                                077410108
--------------------------------------     -------------------------------------
            (CUSIP Number)                          (Old CUSIP Number)




                                ROBERT A. BELFER
                          767 FIFTH AVENUE, 46TH FLOOR
                            NEW YORK, NEW YORK 10153
                                 (212) 644-2200

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 AUGUST 21, 2001

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Check the following box if a fee is being paid with this statement  [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act.

                         (Continued on following pages)

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

         The total number of shares of common stock reported herein is 5,570,630 which constitutes 10.7% of the total number of shares outstanding. Ownership percentages set forth herein assume that at August 21, 2001 there were 52,058,665 shares of Common Stock (as defined herein) outstanding and 2,930,000 shares of Preferred Stock (as defined herein) outstanding and convertible into 1,364,779 shares of Common Stock, at a conversion rate of 0.465795 of a share of Common Stock per share of Preferred Stock.


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         ROBERT A. BELFER
--------------------------------------------------------------------------------

   2     Check the appropriate box if a member of a group     (a) [X]
                                                              (b) [ ]
--------------------------------------------------------------------------------

   3     SEC use only
--------------------------------------------------------------------------------

   4     Source of Funds       PF
--------------------------------------------------------------------------------

   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)      [ ]
--------------------------------------------------------------------------------

   6     Citizenship or Place of Organization        NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                                    7    Sole Voting Power            2,409,887
  Number of Shares Beneficially    ---------------------------------------------
                                    8    Shared Voting Power          1,579,707
     Owned by Each Reporting       ---------------------------------------------
                                    9    Sole Dispositive Power       2,409,887
           Person With             ---------------------------------------------
                                    10   Shared Dispositive Power     1,579,707
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person                                                       3,989,594
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)            7.66%
--------------------------------------------------------------------------------
  14     Type of Reporting Person            IN
--------------------------------------------------------------------------------

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         RENEE E. BELFER
--------------------------------------------------------------------------------

   2     Check the appropriate box if a member of a group     (a) [X]
                                                              (b) [ ]
--------------------------------------------------------------------------------

   3     SEC use only
--------------------------------------------------------------------------------

   4     Source of Funds       PF
--------------------------------------------------------------------------------

   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------

   6     Citizenship or Place of Organization        NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                                    7    Sole Voting Power            1,165,694
  Number of Shares Beneficially    ---------------------------------------------
                                    8    Shared Voting Power            415,342
     Owned by Each Reporting       ---------------------------------------------
                                    9    Sole Dispositive Power       1,165,694
           Person With             ---------------------------------------------
                                    10   Shared Dispositive Power       415,342
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person                                                       1,581,036
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)            3.03%
--------------------------------------------------------------------------------
  14     Type of Reporting Person            IN
--------------------------------------------------------------------------------

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         BELFER CORP.
--------------------------------------------------------------------------------

   2     Check the appropriate box if a member of a group     (a) [X]
                                                              (b) [ ]
--------------------------------------------------------------------------------

   3     SEC use only
--------------------------------------------------------------------------------

   4     Source of Funds       WC
--------------------------------------------------------------------------------

   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------

   6     Citizenship or Place of Organization        DELAWARE, UNITED STATES
--------------------------------------------------------------------------------
                                    7    Sole Voting Power              445,559
  Number of Shares Beneficially    ---------------------------------------------
                                    8    Shared Voting Power
     Owned by Each Reporting       ---------------------------------------------
                                    9    Sole Dispositive Power         445,559
           Person With             ---------------------------------------------
                                    10   Shared Dispositive Power
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person                                                         445,559
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)   LESS THAN 1%
--------------------------------------------------------------------------------
  14     Type of Reporting Person      CO
--------------------------------------------------------------------------------

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         ROBERT A. AND RENEE E. BELFER FAMILY FOUNDATION
--------------------------------------------------------------------------------

   2     Check the appropriate box if a member of a group     (a) [X]
                                                              (b) [ ]
--------------------------------------------------------------------------------

   3     SEC use only
--------------------------------------------------------------------------------

   4     Source of Funds       OO
--------------------------------------------------------------------------------

   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------

   6     Citizenship or Place of Organization        NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                                    7    Sole Voting Power              294,318
  Number of Shares Beneficially    ---------------------------------------------
                                    8    Shared Voting Power
     Owned by Each Reporting       ---------------------------------------------
                                    9    Sole Dispositive Power         294,318
           Person With             ---------------------------------------------
                                    10   Shared Dispositive Power
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person                                                         294,318
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)   LESS THAN 1%
--------------------------------------------------------------------------------
  14     Type of Reporting Person      OO
--------------------------------------------------------------------------------

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         TRUST FOR THE BENEFIT OF ELIZABETH KONES BELFER (T-6)
--------------------------------------------------------------------------------

   2     Check the appropriate box if a member of a group     (a) [X]
                                                              (b) [ ]
--------------------------------------------------------------------------------

   3     SEC use only
--------------------------------------------------------------------------------

   4     Source of Funds       OO
--------------------------------------------------------------------------------

   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------

   6     Citizenship or Place of Organization        NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                                    7    Sole Voting Power              207,671
  Number of Shares Beneficially    ---------------------------------------------
                                    8    Shared Voting Power
     Owned by Each Reporting       ---------------------------------------------
                                    9    Sole Dispositive Power         207,671
           Person With             ---------------------------------------------
                                    10   Shared Dispositive Power
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person                                                         207,671
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)   LESS THAN 1%
--------------------------------------------------------------------------------
  14     Type of Reporting Person      OO
--------------------------------------------------------------------------------

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         TRUST FOR THE BENEFIT OF ELIZABETH KONES BELFER (T-7)
--------------------------------------------------------------------------------

   2     Check the appropriate box if a member of a group     (a) [X]
                                                              (b) [ ]
--------------------------------------------------------------------------------

   3     SEC use only
--------------------------------------------------------------------------------

   4     Source of Funds       OO
--------------------------------------------------------------------------------

   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------

   6     Citizenship or Place of Organization        NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                                    7    Sole Voting Power              207,671
  Number of Shares Beneficially    ---------------------------------------------
                                    8    Shared Voting Power
     Owned by Each Reporting       ---------------------------------------------
                                    9    Sole Dispositive Power         207,671
           Person With             ---------------------------------------------
                                    10   Shared Dispositive Power
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person                                                         207,671
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)   LESS THAN 1%
--------------------------------------------------------------------------------
  14     Type of Reporting Person      OO
--------------------------------------------------------------------------------

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         RENEE HOLDINGS PARTNERSHIP, L.P.
--------------------------------------------------------------------------------

   2     Check the appropriate box if a member of a group     (a) [X]
                                                              (b) [ ]
--------------------------------------------------------------------------------

   3     SEC use only
--------------------------------------------------------------------------------

   4     Source of Funds       WC
--------------------------------------------------------------------------------

   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------

   6     Citizenship or Place of Organization        NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                                    7    Sole Voting Power              566,810
  Number of Shares Beneficially    ---------------------------------------------
                                    8    Shared Voting Power
     Owned by Each Reporting       ---------------------------------------------
                                    9    Sole Dispositive Power         566,810
           Person With             ---------------------------------------------
                                    10   Shared Dispositive Power
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person                                                         566,810
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)   1.09%
--------------------------------------------------------------------------------
  14     Type of Reporting Person      PN
--------------------------------------------------------------------------------

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         A&B INVESTORS, INC.
--------------------------------------------------------------------------------

   2     Check the appropriate box if a member of a group     (a) [X]
                                                              (b) [ ]
--------------------------------------------------------------------------------

   3     SEC use only
--------------------------------------------------------------------------------

   4     Source of Funds       WC
--------------------------------------------------------------------------------

   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------

   6     Citizenship or Place of Organization        NEW YORK, UNITED STATES
--------------------------------------------------------------------------------
                                    7    Sole Voting Power               65,211
  Number of Shares Beneficially    ---------------------------------------------
                                    8    Shared Voting Power
     Owned by Each Reporting       ---------------------------------------------
                                    9    Sole Dispositive Power          65,211
           Person With             ---------------------------------------------
                                    10   Shared Dispositive Power
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person                                                          65,211
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)   LESS THAN 1%
--------------------------------------------------------------------------------
  14     Type of Reporting Person      CO
--------------------------------------------------------------------------------

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

         BELWEST PETROLEUM, INC.
--------------------------------------------------------------------------------

   2     Check the appropriate box if a member of a group     (a) [X]
                                                              (b) [ ]
--------------------------------------------------------------------------------

   3     SEC use only
--------------------------------------------------------------------------------

   4     Source of Funds       WC
--------------------------------------------------------------------------------

   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)     [ ]
--------------------------------------------------------------------------------

   6     Citizenship or Place of Organization        DELAWARE, UNITED STATES
--------------------------------------------------------------------------------
                                    7    Sole Voting Power
  Number of Shares Beneficially    ---------------------------------------------
                                    8    Shared Voting Power                136
     Owned by Each Reporting       ---------------------------------------------
                                    9    Sole Dispositive Power
           Person With             ---------------------------------------------
                                    10   Shared Dispositive Power           136
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person                                                             136
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)   LESS THAN 1%
--------------------------------------------------------------------------------
  14     Type of Reporting Person      CO
--------------------------------------------------------------------------------

THIS AMENDMENT NO. 7 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") ON APRIL 8, 1996, AS AMENDED BY AMENDMENT NO. 1 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON APRIL 9, 1996, AMENDMENT NO. 2 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JUNE 12, 1998, AMENDMENT NO. 3 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON NOVEMBER 2, 1999, AMENDMENT NO. 4 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JUNE 15, 2001, AMENDMENT NO. 5 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JUL 31, 2001 AND AMENDMENT NO. 6 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON AUGUST 31, 2001. THE TEXT OF ITEM 5 OF SAID SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

         (a)  (i)     ROBERT A. BELFER. Mr. Belfer owns 2,407,093 shares (4.62%)
                      of Common Stock and 6,000 shares of Preferred Stock convertible into 2,794 shares of Common Stock for a total of 2,409,887 shares (4.62%) of Common Stock. By virtue of being the sole executive officer and director of BC and BPI, Donor Trustee of the Belfer Foundation, 50% owner of
                      A&B, co-trustee of T-6 and general partner of Renee
                      Holdings, Mr. Belfer may be deemed to share voting and dispositive powers with respect to those shares held by BC, BPI, the Belfer Foundation, A&B and the Trusts of which he is trustee or co-trustee, representing an aggregate of 1,343,084 shares (2.57%) of Common Stock and 508,000 shares of Preferred Stock convertible into 236,623 shares of Common Stock for a total of 1,579,707 shares
                      (3.03%) of Common Stock.

              (ii) RENEE E. BELFER. Renee E. Belfer owns 1,157,310 shares (2.22%) of Common Stock and 18,000 shares of Preferred Stock convertible into 8,384 shares of Common Stock for a total of 1,165,694 shares (2.23%) of Common Stock. By virtue of being co-trustee of T-6 and sole trustee of T-7, Renee E. Belfer may be deemed to share voting and dispositive power with respect to the shares of Common Stock held by T-6 and T-7, representing an aggregate of 415,342 shares (less than 1%) of Common Stock.

              (iii) BC. BC owns 348,674 shares (less than 1%) of Common Stock and 208,000 shares of Preferred Stock convertible into 96,885 shares of Common Stock for a total of 445,559 shares (less than 1%) of Common Stock.

              (iv)    BPI.  BPI owns 136 shares (less than 1%) of Common Stock.

              (v) BELFER FOUNDATION. Belfer Foundation owns 294,318 shares (less than 1%) of Common Stock.

              (vi) A&B. A&B owns 140,000 shares of Preferred Stock convertible into 65,211 shares (less than 1%) of Common Stock.

              (vii)   T-6. T-6 owns 207,671 shares (less than 1%) of Common
                      Stock.

              (viii)  T-7. T-7 owns 207,671 shares (less than 1%) of Common
                      Stock.

              (ix) RENEE HOLDINGS. Renee Holdings owns 492,283 shares (less than 1%) of Common Stock and 160,000 shares of Preferred Stock convertible into 74,527 shares of Common Stock for a total of 566,810 shares (1.08%) of Common Stock.

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

September 5, 2001
                                          ROBERT A. BELFER

                                          By:  /s/ Robert A. Belfer
                                             -----------------------------------
                                          Name:    Robert A. Belfer


                                          RENEE E. BELFER

                                          By:  /s/ Renee E. Belfer
                                             -----------------------------------
                                          Name:    Renee E. Belfer


                                          BELFER CORP.

                                          By:  /s/ Robert A. Belfer
                                             -----------------------------------
                                          Name:    Robert A. Belfer
                                          Title:   President


                                          THE ROBERT A. AND RENEE E. BELFER
                                          FAMILY FOUNDATION

                                          By:  /s/ Robert A. Belfer
                                             -----------------------------------
                                          Name:    Robert A. Belfer
                                          Title:   Trustee


                                          TRUST FOR THE BENEFIT OF
                                          ELIZABETH KONES BELFER (T-6)

                                          By:  /s/ Robert A. Belfer
                                             -----------------------------------
                                          Name:    Robert A. Belfer
                                          Title:   Trustee


                                          By:  /s/ Renee E. Belfer
                                             -----------------------------------
                                          Name:    Renee E. Belfer
                                          Title:   Trustee


                                          TRUST FOR THE BENEFIT OF
                                          ELIZABETH KONES BELFER (T-7)


                                          By:  /s/ Renee E. Belfer
                                             -----------------------------------
                                          Name:    Renee E. Belfer
                                          Title:   Trustee

CUSIP NO. 961418100 (OLD CUSIP NO. 077410108)


                                          RENEE HOLDINGS PARTNERSHIP, L.P.


                                          By:  /s/ Robert A. Belfer
                                             -----------------------------------
                                          Name:    Robert A. Belfer
                                          Title:   General Partner


                                          A&B INVESTORS, INC.

                                          By:  /s/ Robert A. Belfer
                                             -----------------------------------
                                          Name:    Robert A. Belfer
                                          Title:   President


                                          BELWEST PETROLEUM, INC.

                                          By:  /s/ Robert A. Belfer
                                             -----------------------------------
                                          Name:    Robert A. Belfer
                                          Title:   President

CUSIP NO.  961418100  (OLD CUSIP NO.  077410108)


                                  EXHIBIT INDEX

Exhibit 10.1: Agreement and Plan of Merger, dated June 8, 2001 between Belco Oil & Gas Corp. and Westport Resources Corporation (Incorporated by reference from Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed June 14, 2001).

Exhibit 10.2: Second Amended and Restated Shareholders Agreement, dated July 20, 2001, among Westport Resources Corporation, Belco Oil & Gas Corp., ERI Investments, Inc., Westport Energy LLC and certain Stockholders named therein (Incorporated by reference from Exhibit 10.2 to Amendment 5 to Schedule 13D filed on behalf of Robert A. Belfer on July 31, 2001).

Exhibit 10.3: Belco Voting Agreement, dated June 8, 2001, among Westport Resources Corporation, Belco Oil & Gas Corp. and certain shareholders set forth on Schedule A thereto (Incorporated by reference from Exhibit 2.3 to the Issuer's Current Report on Form 8-K, filed June 14, 2001).

Exhibit 10.4: Westport Voting Agreement, dated June 8, 2001, among Westport Resources Corporation, Belco Oil & Gas Corp., ERI Investments, Inc. and Westport Energy LLC (Incorporated by reference from
                  Exhibit 2.2 to the Issuer's Current Report on Form 8-K, filed June 14, 2001).

Exhibit 99.1*:    Joint Filing Statement.



----------
  *  Previously filed.

                                      E-1